Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 6, 2015

Relating to Preliminary Prospectus dated April 6, 2015

Registration No. 333-202917

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated April 6, 2015 (the “Preliminary Prospectus”) included in Amendment No. 2 (“Amendment No. 2”) to the company’s Registration Statement on Form S-1 (File No. 333-202917) (the “Registration Statement”). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1401914/000119312515119334/d887761ds1a.htm. The Preliminary Prospectus superseded a prior preliminary prospectus dated March 30, 2015 included in Amendment No. 1 to the Registration Statement.

References to “Cerulean,” “the company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Public offering price:	$6.00 per share.

Common stock offered:	5,840,000 shares of our common stock.

Common stock to be outstanding after this offering:	26,209,683 shares.

Option to purchase additional shares:	The underwriters have an option for a period of 30 days to purchase up to 876,000 additional shares of our common stock.

Use of proceeds:

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $32.3 million, or approximately $37.3 million if the underwriters exercise their option to purchase additional shares from us in full, at the public offering price of $6.00 per share. We plan to use the net proceeds from this offering to fund clinical development of CRLX101, to fund research and development of CRLX301 and other future product candidates and for working capital and other general corporate purposes.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, as well as the drawdown of $5.0 million in funds under the Hercules Loan Agreement, we estimate that such funds will be sufficient to enable us to complete our ongoing randomized Phase 2 clinical trial of CRLX101 in combination with Avastin in relapsed renal cell carcinoma, initiate and partially fund a second randomized Phase 2 clinical trial of CRLX101, complete our Phase 1b clinical trial of CRLX101 in combination with weekly paclitaxel in relapsed ovarian cancer, complete our ongoing Phase 1 clinical trial of CRLX301, initiate and complete our planned Phase 2a clinical trial of CRLX301, support the ongoing CRLX101 investigator sponsored trials and fund our operating expenses, debt service and capital expenditure requirements for at least the next eighteen months.

Pro forma as adjusted balance sheet data:	Giving effect to this offering, as of December 31, 2014, our pro forma as adjusted balance sheet data would have been as follows (in thousands):

Cash and cash equivalents	$95,344
Working capital	92,643
Total assets	97,805
Long-term debt (including current portion)	14,335
Common stock	3
Additional paid in capital	201,101
Accumulated deficit	(122,004)
Total stockholders’ equity	$79,100

Capitalization:	Giving effect to this offering, as of December 31, 2014, our pro forma as adjusted total capitalization would have been approximately $93.4 million.

Dilution:	After giving effect to our issuance and sale of 5,840,000 shares of common stock in this offering at the public offering price of $6.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been $77.5 million, or $2.99 per share. This represents an immediate increase in as adjusted net tangible book value per share of $0.74 to existing stockholders and immediate dilution of $3.01 in as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$6.00
Historical net tangible book value per share as of December 31, 2014	$2.25
Increase in net tangible book value per share attributable to new investors	0.74

As adjusted net tangible book value per share after this offering		2.99

Dilution per share to new investors		$3.01

Cerulean Pharma Inc. (“Cerulean”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Cerulean has filed with the SEC for more complete information about Cerulean and this offering. You may get these documents for free by visiting www.sec.gov. Alternatively, Cerulean, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at syndicate@leerink.com, or by phone at (800) 808-7525, ext. 6142 or from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, by calling toll-free (888) 603-5847 or by email at barclaysprospectus@broadridge.com.